Samuel A. Effron | 212 692 6810 | seffron@mintz.com	Chrysler Center 666 Third Avenue New York, NY 10017 212-935-3000 212-983-3115 fax www.mintz.com

November 8, 2017

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attention: Angela Mokodean, Esq., Senior Counsel, Disclosure Review and Accounting Office

Re:	SharesPost 100 Fund
File No.: 333-184361

Ladies and Gentlemen:

Pursuant to Rule 486 of the Securities Act of 1933, as amended, SharesPost 100 Fund requests the withdrawal of Form 486BPOS (SEC Accession Number 0001144204-17-056930) that was filed with the Securities and Exchange Commission on November 7, 2017. This amendment to the Registration Statement was inadvertently submitted under Rule 486(b) when it was filed on the EDGAR system. The amendment should have been filed as a post-effective amendment to Registration Statement using the form type header "486APOS". This filing was submitted in error and should be disregarded.

Sincerely yours,

/s/ Samuel A. Effron, Esq.

Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C.

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